NAME OF SUBSIDIARY	JURISDICTION OF FORMATION
Hartman XX Limited Partnership Hartman CRMB Holdings, LLC Hartman Richardson Heights Properties, LLC	Texas Texas Texas
Hartman Cooper Street Plaza, LLC	Texas
Hartman Bent Tree, LLC Hartman Gulf Plaza LLC Hartman Parkway, LLC Hartman Mitchelldale Business Park, LLC Hartman Energy LLC Hartman Highway 6 LLC Hartman XX REIT GP LLC	Texas Texas Texas Delaware Texas Texas Texas